Exhibit 99.1

SOLAI Limited Announces Extraordinary General Meeting

AKRON, Ohio, July 24, 2026 /PRNewswire/ – SOLAI Limited (NYSE: SLAI) (“SOLAI” or the “Company”) (previously known as “BIT Mining Limited”), a technology-driven personal AI and digital infrastructure provider, today announced that it will hold its extraordinary general meeting of shareholders at 428 South Seiberling Street, Akron, Ohio, US on August 14, 2026 at 10:00 a.m., New York time.

Holders of record of ordinary shares and preference shares of the Company at the close of business on July 20, 2026, New York time (the “Record Date”) are entitled to receive notice of, and to attend and vote at, the extraordinary general meeting or any adjournment thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the extraordinary general meeting, which sets forth the resolutions to be submitted to shareholder approval at the extraordinary general meeting is available on the Investor Relations section of the Company’s website at https://ir.solai.com.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com